PROFIT LOAN AGREEMENT
(Promissory Note)

Date of Loan: [EFFECTIVE DATE]

Amount of Loan: [AMOUNT]

City and State of Lender: [CITY, STATE]

Payment Start Date: May 31, 2020 or the first subsequent May 31 that the Company reports Adjusted Net Profit for the previous fiscal year

Payment End Date: May 31, 2030

For value received **I Am Like You, LLC,** a New York limited liability company (the "*Borrower*" or the "*Company*"), hereby promises to pay to the order of [INVESTOR NAME] ("*Lender*"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1.   **Definitions**.

(a)   "*Adjusted Net Profits*" means shall mean gross revenues less operating expenses (including accounting services, banking and administrative fees, commissions, legal services, reimbursed operating expenses and payments to independent analysts) and taxes reported on the statement of operations in the Borrower's calendar year financial statements.

(b)   "*Lenders*" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

(c)   "*Measurement Period*" means the Company's fiscal year ending on December 31 of a given year.

(d)   "*Note*" means this Note. "*Notes*" means all of the Notes issued in the crowdfunding offering of which this Note is a part.

(e)   "*Payment End Date*" means May 31, 2030.

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(f)   "**_Payment Start Date_**" means May 31 of the year following the first year for which the Company reports Adjusted Net Profit, subject to a Permitted Deferral.

(g)   "**_Permitted Deferral_**" is defined in Section 3.1(a) hereof.

(h)   "**_Pro-Rata Share_**" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

(i)   "**_Repayment Amount_**" means amount that is 2.0x the amount of the Loan.

(j)   "**_Profit Percentage_**" means 20% of the Company's Adjusted Net Profit for any year in which the Company realized Adjusted Net Profit for the Measurement Period if $100,000 is raised in the Wefunder Offering, or such lower proportionate percentage of Company Adjusted Net Profit if the Wefunder Offering raises a lower amount. Each Lender in the offering will receive their Pro-Rata Share of the total Profit Percentage for any year, up to the Repayment Amount. For purposes of clarity, if the offering raises $50,000, the Profit Percentage will be 10% of Adjusted Net Profit.

(k)   "**_Wefunder Offering_**" means the offering of the Notes conducted through the Wefunder funding portal pursuant to the Form C.

2.   **Basic Terms.**

(a)   Group of Profit Loans. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

(b)   When Paid in Full / Termination. The loan will be considered paid in full and this agreement will terminate on the earlier of (i) when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein or (ii) the Payment End Date.

(c)   Interest Rate. The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the profit share will not be considered interest under state usury laws.

3.   **Payments.**

(a)   Annual Payments. Beginning on the Payment Start Date, Borrower shall make annual payments to the Lender until the Repayment Amount is repaid in full; _provided, however,_ that at any time the Company may defer up to one of such payments upon notice to Lender (each, a "**_Permitted Deferral_**"). For clarity, if there are no Adjusted Net Profit in a given annual Measurement Period there will be no

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annual payments with respect to that year.

(b)   **Amount of Each Payment**. The amount of each payment shall be the Lender's pro rata share of the Profit Percentage for the Measurement Period ended immediately prior to the payment date.

(c)   **Timing of Payment**. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) on or prior to May 31 of the year following the end of each Measurement Period.

(d)   **Order of Application of Payments**. All payments under this Agreement shall be applied first to interest and then to principal.

(e)   **Place of Payment**. All amounts payable hereunder shall be payable at the office of the Lender, unless another place of payment shall be specified in writing by Lender.

(f)   **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.

4.   **Prepayment**. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5.   **Characterization of Investment**. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6.   **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to WeFunder to be shared ratably with the other investors.

7.   **Company Representations**

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable

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against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8.   **Investor Representations**

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or

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otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

9.   **Default.** Each of the following events shall be an "*Event of Default*" hereunder:

(a)   Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

(c)   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11.   **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12.   **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13.   **Amendments**. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

14.   **Notice**. Any notice required or permitted by this instrument will be deemed

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sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16.   Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17.   No Membership Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital interests of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a member of the Borrower or any right to vote for the election of Managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive subscription rights or otherwise.

18.   Tax Withholding. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

19.   Not Effective Until Accepted by Borrower. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

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BORROWER:

I AM LIKE YOU FILM, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

LENDER:

[[INVESTOR NAME]   ]

By: *Investor Signature*

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited